Exhibit (a)(1)(F)

Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

Subject Line

Confirmation – we received your Notice of Withdrawal

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Hello [First Name],

We received your Notice of Withdrawal of Election Form. This confirmation should not be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed.

If your notice is properly completed and timely received, your prior election will be revoked, and the Eligible Options listed in such Election Form will remain outstanding under their original terms, unless you submit a new Election Form before the Expiration Time.

The Global Compensation Team